Exhibit 99.1
RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD

TR-1: Notifications of Major Interests in Shares
1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	RANDGOLD RESOURCES LIMITED

2. Reason for notification (yes/no)
An acquisition or disposal of voting rights	YES
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An event changing the breakdown of voting rights
Other (please specify):

3. Full name of person(s) subject to notification obligation:	FMR LLC
4. Full name of shareholder(s) (if different from 3):	See attached schedule
5. Date of transaction (and date on which the threshold is crossed or reached if different):	16 December 2008
6. Date on which issuer notified:	17 December 2008
7. Threshold(s) that is/are crossed or reached:	14%
8: Notified Details
A: Voting rights attached to shares

Situation previous to
the triggering
Class/type of	transaction		Resulting situation after the triggering transaction
shares		Number of		Number of voting		Percentage of
If possible use	Number of	voting	Number of	rights		voting rights
ISIN code	shares	rights	shares	Direct	Indirect	Direct	Indirect
ISIN: GB00B01C3S32	10,690,467	10,690,467	10,715,467	10,715,467		14%
B: Financial Instruments
Resulting situation after the triggering transaction

Type of	Expiration date	Exercise/	No. of voting rights	Percentage of
financial		conversion	that may be acquired	voting rights
instrument		period/date	(if the instrument
exercised/converted)

Total (A+B)
Number of voting rights	Percentage of voting rights
10,715,467	14%
9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:
See attached schedule

Proxy Voting:
10. Name of proxy holder:	FMR LLC
11. Number of voting rights proxy holder will cease to hold:	25,000 shares
12. Date on which proxy holder will cease to hold voting rights:	16 December 2008

13. Additional information:
14 Contact name:
15. Contact telephone name:
Note: Annex should only be submitted to the FSA not the issuer
Annex: Notification of major interests in shares
A: Identity of the persons or legal entity subject to the notification obligation

Full name	FMR LLC
(including legal form of legal entities)
Contact address
(registered office for legal entities)
Phone number & email
Other useful information	Sophie Hughes
(at least legal representative for legal persons)	Fil-regreporting@fil.com
B: Identity of the notifier, if applicable
Full name	D J Haddon
Contact address	La Motte Chambers, La Motte Street, St.Helier, Jersey, JE1 1BJ, Channel Islands
Phone number & email	+44 1534 735 444
dhaddon@randgoldresources.com
Other useful information
(e.g. functional relationship with the person or legal entity subject to the notification obligation)
C: Additional information
FMR

Issuer Name:	RANDGOLD RESOURCES LIMITED

Current ownership percentage:	14.00%
Total shares held:	10,715,467
Issued voting right capital:	76,500,324

FMR LLC is the parent holding company of Fidelity Management & Research Company (FMRCO), Investment manager for US mutual funds, and Fidelity Management Trust Company (FMTC) and Pyramid Global Advisors Trust Company (PGATC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts and Pyramid Global Advisors LLC (PGALLC).

MANAGEMENT
SHARES HELD	NOMINEE	COMPANY
6,530,401	Brown Brothers Harriman and CO	FMRCO
310,200	Citibank NA	FMRCO
331,600	JP Morgan Chase Bank	FMRCO
501,266	Mellon Bank N.A.	FMRCO
3,500	Northern Trust CO	FMRCO
3,027,300	State Street Bank and TR CO	FMRCO
9,500	State Street Bank and TR CO	FMTC
1,700	CIBC Mellon Trust (C)	FCL